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                                                             Exhibit 23(d)(1)(j)

February 20, 2009

Lincoln Investment Advisors Corporation
1300 South Clinton Street
Fort Wayne, Indiana 46802

Lincoln Financial Distributors, Inc.
150 N. Radnor Chester Rd.
Radnor, PA 19807

Re: Money Market Fee Waiver Agreement

Ladies and Gentlemen:

     This letter agreement (the "Agreement") confirms the fee waiver between the LVIP Money Market Fund (the "Fund"), a series of Lincoln Variable Insurance Products Trust (the "Trust"), Lincoln Investment Advisors Corporation (LIAC), and Lincoln Financial Distributors, Inc. (LFD).

     1. Fee Waiver. To maintain a positive net yield for the Fund, LIAC and LFD may temporarily and voluntarily waive, reduce or reimburse all or any portion of: (i) the 12b-1 fees on the Service Class shares, (ii) the management fees, and (iii) other expenses of the Fund in an amount and for a period of time as LIAC and LFD may determine. LIAC or LFD will notify the Trust of any waiver, reduction or reimbursement, including any subsequent change or elimination of any waiver, reduction or reimbursement, of any fee or expense made pursuant to this Agreement.

     2. Reimbursement. LIAC and LFD shall be entitled to reimbursement by the Fund of any fee or expense waived, reduced or reimbursed pursuant to this Agreement (the "Reimbursement Amount") during the previous thirty-six (36) months, provided that such amounts paid to LIAC and LFD will not: (i) exceed the total Reimbursement Amount; (ii) include any amounts previously reimbursed to LIAC or LFD; or (iii) cause any Class of the Fund to maintain a net negative yield. No reimbursement shall be paid until the net yield for each Class of the Fund exceeds 0.10% ("Minimum Yield"), and reimbursement shall be limited to no more than 50% of excess return above the Minimum Yield. LIAC shall have priority over LFD in the event both entities are due reimbursement for fees waived on the Service Class shares.

     3. Term and Termination. This Agreement shall become effective as of the date of this Agreement and shall continue on a month-to-month basis thereafter until terminated. Any party may terminate this Agreement at the end of a particular month by giving at least thirty (30) days' advance written notice to the other party.


     4. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, provided that nothing in this Agreement shall be construed in a manner inconsistent with the Investment Company Act of 1940, or the Investment Advisers Act of 1940.

     Please indicate your approval of this Agreement by signing and returning a copy of this letter to the Fund.

                                 Very truly yours,

                                 LVIP MONEY MARKET FUND, A SERIES OF LINCOLN
                                 VARIABLE INSURANCE PRODUCTS TRUST


                                 By: /s/ Kelly D. Clevenger
                                     -------------------------------------------
                                 Name: Kelly D. Clevenger
                                 Date: 03/10/09

Agreed to:

LINCOLN INVESTMENT ADVISORS CORPORATION


By: /s/ Daniel R. Hayes
------------------------------------
Name: Daniel R. Hayes
Date: 3/9/09

Agreed to:

LINCOLN FINANCIAL  DISTRIBUTORS, INC.


By: /s/ Joel Schwartz
------------------------------------
Name: Joel Schwartz
Date: 3/18/09